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                              May 5, 2023

       J. Christopher Douglas
       Chief Financial Officer
       Healthcare Realty Trust Incorporated
       3310 West End Avenue
       Suite 700
       Nashville, Tennessee 37203

                                                        Re: Healthcare Realty
Trust Incorporated
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Response dated
April 28, 2023
                                                            File No. 001-35568

       Dear J. Christopher Douglas:

              We have reviewed your April 28, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 17, 2023 letter.

       Form 10-K for the year ended December 31, 2022

       Same Store Cash NOI, page 43

   1. We are considering your response to comment 3. In that regard, please address the following points:

                                                              Please provide us
an expanded explanation of why you believe it would not be
                                                            helpful to provide
investors only same store disclosure for the Company's portfolio for the periods
prior to the merger. In your response, tell us how your retroactive presentation of
same store disclosure, as a result of the merger, is consistent with the objective of
providing the operating results of your stabilized properties, which excludes properties
that are acquired or disposed of during the year-over-year
 J. Christopher Douglas
Healthcare Realty Trust Incorporated
May 5, 2023
Page 2
              comparison period.

                Please tell us how you considered the effects of the merger on net income available to common shareholders and on each of the adjusting items used to calculate cash NOI.
              Absent consideration of the effects of the merger on these line items, please tell us how you determined that the pre-merger legacy HTA NOI adjustment and the pro forma cash NOI measure are reliable.

                Please provide us an expanded discussion of why you believe it is critical to investors to present this information, clarifying what it is you are attempting to communicate to investors about your operations.

       You may contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you
have any questions.



FirstName LastNameJ. Christopher Douglas                       Sincerely,
Comapany NameHealthcare Realty Trust Incorporated
                                                               Division of
Corporation Finance
May 5, 2023 Page 2                                             Office of Real
Estate & Construction
FirstName LastName